Exhibit 2
Comptroller of the Currency
Administrator of National Banks
Washington, DC 20219
CERTIFICATE OF CORPORATE EXISTENCE
I, John Walsh, Acting Comptroller of the Currency, do hereby certify that:
1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering, regulation and supervision of all National Banking Associations.
2. “U.S. Bank National Association,” Cincinnati, Ohio, (Charter No. 24), is a National Banking Association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this Certificate.
IN TESTIMONY WHERE OF, I have
hereunto subscribed my name and caused
my seal of office to be affixed to these
presents at the Treasury Department, in the
City of Washington and District of
Columbia, this September 9, 2010.

Acting Comptroller of the Currency